# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENEDX HOLDINGS CORP., CIK 0001818331
CUSIP: 81663L200
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-25-000705
Filed by CIK 0001638555

## Reporting persons
- Summit Partners Public Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 867,265; aggregate amount beneficially owned 867,265 (3.04% of the class); the aggregate amount excludes certain shares
- Summit Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 771,333; aggregate amount beneficially owned 771,333 (2.7% of the class)
- Summit Partners Concentrated Growth L/S Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 103,992; sole dispositive power 0; shared dispositive power 103,992; aggregate amount beneficially owned 103,992 (0.36% of the class)
- Summit Partners Technology L/S Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 67,546; sole dispositive power 0; shared dispositive power 67,546; aggregate amount beneficially owned 67,546 (.24% of the class)
- Summit Partners Sustainable Opportunities L/S Fund Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 235,761; sole dispositive power 0; shared dispositive power 235,761; aggregate amount beneficially owned 235,761 (.83% of the class)
- Summit Partners Sustainable Opportunities L/S QP Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 353,762; sole dispositive power 0; shared dispositive power 353,762; aggregate amount beneficially owned 353,762 (1.24% of the class)
- Summit Partners Sustainable Opportunities L/S Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,272; sole dispositive power 0; shared dispositive power 10,272; aggregate amount beneficially owned 10,272 (.04% of the class)
- Summit Partners Alydar GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 535,572; sole dispositive power 0; shared dispositive power 535,572; aggregate amount beneficially owned 535,572 (1.88% of the class)
- Summit Partners Alydar GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 535,572; sole dispositive power 0; shared dispositive power 535,572; aggregate amount beneficially owned 535,572 (1.88% of the class)
- Philip Furse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 867,265; aggregate amount beneficially owned 867,265 (3.04% of the class); the aggregate amount excludes certain shares
- Timothy Albright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 867,265; aggregate amount beneficially owned 867,265 (3.04% of the class); the aggregate amount excludes certain shares
- Robert MacAulay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 867,265; aggregate amount beneficially owned 867,265 (3.04% of the class); the aggregate amount excludes certain shares
- Matthew Curtis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 771,333; sole dispositive power 0; shared dispositive power 867,265; aggregate amount beneficially owned 867,265 (3.04% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: GENEDX HOLDINGS CORP.
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, CT, 06902

## Item 2. Person Filing
Name of person filing: The names of the persons filing this report (each a "Reporting Person" and collectively, the "Reporting Persons") are: (i) Summit Partners Public Asset Management, LLC ("SPPAM"), (ii) Summit Partners, L.P. ("SP"), (iii) Summit Partners Concentrated Growth L/S Master Fund, L.P. ("Summit Concentrated Growth"), (iv) Summit Partners Technology L/S Master Fund, L.P. ("Summit Technology"), (v) Summit Partners Sustainable Opportunities L/S Fund Limited ("SPSO Limited"), (vi) Summit Partners Sustainable Opportunities L/S QP Fund, L.P. ("SPSO QP"), (vii) Summit Partners Sustainable Opportunities L/S Fund, L.P. ("SPSO LP"), (viii) Summit Partners Alydar GP, L.P. ("Fund GP"), (ix) Summit Partners Alydar GP, LLC ("GP"), (x) Philip Furse, (xi) Timothy Albright, (xii) Robert MacAulay and (xiii) Matthew Curtis. The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2025, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office or registered office, as applicable, of SPPAM, SP, SPSO QP, SPSO LP, Fund GP, GP, Philip Furse, Timothy Albright, Robert MacAulay and Matthew Curtis is 222 Berkeley Street, 18th Floor, Boston, MA 02116. The registered office address of Summit Concentrated Growth, Summit Technology and SPSO Limited is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship: SPPAM, SP, SPSO QP, SPSO LP, Fund GP, and GP are organized under the laws of the State of Delaware. Philip Furse, Timothy Albright and Robert MacAulay are citizens of the United States. Summit Concentrated Growth and Summit Technology are each a Cayman Islands limited partnership. SPSO Limited is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 867,265
Percent of class: 3.04%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 771,333
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 867,265

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4:
The information required by Item 4 with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each cover page to this Schedule 13G.

The ownership percentages are calculated based on 28,553,204 outstanding shares of Common Stock, as of April 23, 2025, as reported in the issuer's Quarterly Report on Form 10-Q filed on April 30, 2025.

SPPAM is the investment manager with respect to shares of Common Stock and call options to purchase shares of Common Stock ("Call Options") directly held by Summit Concentrated Growth, SPSO QP, SPSO LP, SPSO Limited and Summit Technology (collectively the "Funds") and a separately managed account. SP is the Managing Member of SPPAM. Summit Concentrated Growth, Summit Technology, and a separately managed account each directly hold shares of Common Stock. SPSO Limited, SPSO QP and SPSO LP each directly holds shares of Common Stock and Call Options. Fund GP is the general partner of Summit Concentrated Growth, SPSO QP, SPSO LP and Summit Technology. GP is the general partner of Fund GP. Philip Furse is the Chief Investment Officer of SPPAM and a Portfolio Manager of SPPAM, with respect to the shares of Common Stock and Call Options directly held by the Funds and the separately managed account of SPPAM. Timothy Albright is a Portfolio Manager of SPPAM with respect to the shares of Common Stock and Call Options directly held by the Funds and the separately managed account of SPPAM. Robert MacAulay is the Chief Risk Officer of SPPAM with respect to the shares of Common Stock and Call Options directly held by the Funds and the separately managed account of SPPAM. Matthew Curtis is a Portfolio Manager of SPPAM with respect to the shares of Common Stock and Call Options directly held by the Funds and the separately managed account of SPPAM.

Accordingly, each of the Reporting Persons may be deemed the beneficial owner of the reported securities but the filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. Please note that the Reporting Persons do not have any voting control over any of the securities held by the separately managed account referenced herein.

EXHIBIT A
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Joint Filing Agreement dated August 14, 2025, among Summit Partners Public Asset Management, LLC, Summit Partners, L.P., Summit Partners Concentrated Growth L/S Master Fund, L.P., Summit Partners Technology L/S Master Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund Limited, Summit Partners Sustainable Opportunities L/S QP Fund, L.P., Summit Partners Sustainable Opportunities L/S Fund, L.P., Summit Partners Alydar GP, L.P., Summit Partners Alydar GP, LLC, Philip Furse, Timothy Albright, Robert MacAulay and Matthew Curtis.

Dated: August 14, 2025
Summit Partners Public Asset Management, LLC
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Technology L/S Master Fund, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund Limited
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S QP Fund, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Sustainable Opportunities L/S Fund, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Alydar GP, L.P.
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Summit Partners Alydar GP, LLC
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, Authorized Person

Philip Furse
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Philip Furse

Timothy Albright
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Timothy Albright

Robert MacAulay
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Robert MacAulay

Matthew Curtis
Signature: /s/ Adam H. Hennessey
Name/Title: Adam H. Hennessey, POA for Matthew Curtis

EXHIBIT B
POWERS OF ATTORNEY
Powers of Attorney, dated as of January 31, 2024, (incorporated herein by reference to Exhibit B to that certain Schedule 13G filed on January 31, 2024, with the Securities and Exchange Commission in connection with securities of Klaviyo, Inc.).

## Signatures
- Summit Partners Public Asset Management, LLC: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Concentrated Growth L/S Master Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Technology L/S Master Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Sustainable Opportunities L/S Fund Limited: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Sustainable Opportunities L/S QP Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Sustainable Opportunities L/S Fund, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Alydar GP, L.P.: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Summit Partners Alydar GP, LLC: Adam H. Hennessey, Adam H. Hennessey, Authorized Person (08/14/2025)
- Philip Furse: Adam H. Hennessey, Adam H. Hennessey, POA for Philip Furse (08/14/2025)
- Timothy Albright: Adam H. Hennessey, Adam H. Hennessey, POA for Timothy Albright (08/14/2025)
- Robert MacAulay: Adam H. Hennessey, Adam H. Hennessey, POA for Robert MacAulay (08/14/2025)
- Matthew Curtis: Adam H. Hennessey, Adam H. Hennessey, POA for Matthew Curtis (08/14/2025)